ForeverGreen [logo] 972 North 1430 West T. 801-655-5500 Orem, Utah 84057 F. 801-655-5505 www.forevergreen.org

May 17, 2011

Mark C. Shannon, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

ForeverGreen Worldwide Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 15, 2010

File No.  0-26973

Dear Mr. Shannon,

This letter is in response to your comment letter dated May 6, 2011 regarding the above identified Form 10-K of ForeverGreen Worldwide Corporation (the “Company”).  The Company has consulted with its independent registered public accounting firm regarding the time needed to complete the audit for all periods required for the amended Form 10-K.  Based upon the accounting firm’s work load, the Company will be unable to provide a response to your comment letter by May 20, 2011.  Accordingly, the Company respectfully requests the due date for its response and amended Form 10-K be extended until June 6, 2011.

Please contact our counsel, Cindy Shy, at 435-674-1282, should you have any questions or concerns regarding this request for an extension of time to provide our response.

Sincerely,

/s/ Paul Frampton

Paul Frampton

Chief Financial Officer